Exhibit 11

       OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
        Computation of Per Share Earnings (Unaudited)
                        (In millions)

                                           Three Months
                                           Ended March 31,
Primary earnings per share
                                           1994        1993
Primary earnings:

 Net income                              $15.3       $11.7

 Less ESOP preferred dividend             (1.7)       (1.9)

     Net income                           $13.6        $9.8

Primary shares:

 Weighted average shares outstanding      19.2        19.1

 Weighted average common share
 equivalents assuming the
 conversion of Series A
 Conversion Preferred Stock
 at the date of issuance                   2.7         2.7

 Primary shares                           21.9        21.8

Primary net income
 per common share                         $0.62      $0.45


Fully diluted earnings per share

Fully diluted earnings:

 Net income                              $15.3       $11.7

Less additional ESOP contribution          (0.7)       (1.0)
     Net income                           $14.6       $10.7

Fully diluted shares:

 Weighted average number of common
 shares outstanding and common
 stock equivalents (primary)              21.9        21.8

  Dilutive effect of ESOP preferred stock  1.6         1.7

 Fully diluted shares                     23.5        23.5

Fully diluted net income
 per common share                        $0.62       $0.45